SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2005

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ☑     Form 40-F ☐

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: February 22, 2005

For immediate release

February 22, 2005

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings:	First sections of the Tokyo and Nagoya stock exchanges

Changes in the Contract for the Acquisition of the Nailer Business of
Kanematsu-NNK Corp.

     Makita concluded the final contract for the acquisition of the nailer business of Kanematsu-NNK Corp. (Head office: Tokyo; President: Norihiko Tominaga; hereinafter, Kanematsu-NNK) on December 24, 2004, and announced the contract on the same date. However, at today’s Board of Directors meeting, the decision was made to postpone the acquisition.

1.	Reasons for the Changes

     Accompanying the issue of the recovery by Kanematsu-NNK of a portion of the interlocking screws on its own initiative, Makita received a request from Kanematsu-NNK for changes in the final contract. With the agreement of Kanematsu-NNK, it was decided to postpone the acquisition. (This decision will include changes in the company split-off agreements regarding Makita Fastenings Corporation (a subsidiary of Makita) and Kanematsu-NNK.)

     Please be advised that Makita is scheduled to make available details regarding the conditions of this acquisition as soon as they are decided.

2.	Impact of the Changes

     These changes will have no effect on Makita’s performance for the current period.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language